Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People’s Republic of China 510627

November 21, 2012

VIA EDGAR
Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:         Tanke Biosciences Corporation
Amendment No. 7 to Registration Statement on Form S-1
Filed September 28, 2012
File No. 333-172240
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 0-53529

Dear Mr. Schwall:

We are in receipt of your comment letter dated October 24, 2012 regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Amendment No. 7 to Registration Statement on Form S-1

Description of Business, page 42

Recent Events, page 57

1.
We note that you state on page 58 that you have been advised in the legal opinion dated January 4, 2011 that your inner-PRC shareholding structure complies with PRC laws and regulations.  However, it does not appear that the legal opinion filed as Exhibit 5.3 includes such advice.  Please revise or advise.

Answer:         We have obtained a revised legal opinion from our PRC counsel to include the conclusion that the Company’s inner-PRC shareholding structure complied with PRC laws and regulations.

Recent Sales of Unregistered Securities, page II-3

2.
We note that this amendment reflects the registration of the resale of an additional 70,542 shares issued to a selling stockholder.  Please provide the information required by Item 701 of Regulation S-K with respect to the sale of such shares to the stockholder.

Answer:	We have removed the registration of 70,542 shares in this registration statement.

Exhibit 5.1

3.
Please obtain and file a revised opinion that also addresses the legality of the 70,542 shares issued to a selling stockholder.  We note that you have added such shares in this registration statement, but the legal opinion does not address the legality of such shares.

Answer:	We have obtained and filed a revised opinion which removed the reference to the 70,542 shares.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A – Controls and Procedures, page 47

Management’s Annual Report on Internal Control over Financial Reporting, page 47

4.
We note your response to comment 9 in our letter dated September 14, 2012. Please note that the requirements pursuant to Item 307 of Regulation S-K regarding disclosure controls and procedures differ from the requirements pursuant to Item 308 of Regulation S-K regarding internal control over financial reporting. The language provided in your response does not appear to provide separate disclosure to meet the requirements of Item 307 and Item 308 of Regulation S-K. Please amend your filing to provide these disclosures as required by Item 9A of Form 10-K. Note that disclosure regarding the effectiveness of disclosure controls and procedures is required on a quarterly basis while the disclosure regarding the effectiveness of internal control over financial reporting is required on an annual basis.

Answer:	We have filed an amendment on November 15, 2012 to our 2011 annual report on Form 10-K to provide the disclosures as required by Item 9A of the Form 10-K.

The Company acknowledging that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Tanke Biosciences Corporation

By:	/s/ Guixiong Qiu
Name: Guixiong Qiu
Title: Chief Executive Officer